UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 0-24710
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sirius Satellite Radio 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN
Plan No. 001
EIN: 52-1700207

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have audited the accompanying statements of net assets available for benefits of the Sirius Satellite Radio 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions, assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
New York, New York
June 23, 2008

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN
Plan No. 001
EIN: 52-1700207
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	As of December 31,
	2007	2006
ASSETS
Investments, at fair value:
Pooled Separate Funds	$24,024	$18,118
Sirius Satellite Radio Inc. common stock	13,298	10,940
Participant loans	395	221

Total investments	37,717	29,279

Contributions receivable:
Employer	4,968	4,309
Participant	—	146

Total contributions receivable	4,968	4,455

Net assets available for benefits.	$42,685	$33,734

See Notes to Financial Statements.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN
Plan No. 001
EIN: 52-1700207
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

For the Year Ended
December 31, 2007
ADDITIONS:
Investment income	$107
Contributions:
Employer, net of forfeitures	6,322
Participant	6,413
Other	104

Total additions	12,946

DEDUCTIONS:
Benefits paid to participants	2,670
Net realized and unrealized depreciation in fair value of investments	1,317
Administrative expenses, net of forfeitures	8

Total deductions	3,995

Net increase in net assets available for benefits	8,951
Net assets available for benefits, beginning of year	33,734

Net assets available for benefits, end of year	$42,685

See Notes to Financial Statements.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN
Plan No. 001
EIN 52-1700207
Notes to Financial Statements
1. Description of the Plan
     Sirius Satellite Radio Inc. (the “Company”) sponsors the Sirius Satellite Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees with a method of saving for their retirement and other needs. The Plan is a defined contribution plan that is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The inception date of the Plan was September 1, 1998 and the Plan has a December 31 fiscal year end. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans, fund redistribution and definitions of all terms.
Assets Held in Trust
     Since April 1, 2005, all assets of the plan are held by Prudential Retirement Services. Prudential Retirement Services is an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC is responsible for, among other things, the custody and investing of the assets of the Plan and for the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB, a wholly owned subsidiary of Prudential Financial, serves as the Trustee for which PRIAC is the record keeper.
     The investment options available to participants as of December 31, 2007 and their related investment objectives were as follows:
Lifetime Funds. The investment objective for each of the five funds in this investment option varies, in keeping with the investment time horizon and associated asset allocation of the underlying portfolios. The performance goal for each fund is to consistently outperform its custom benchmark over full market cycles.
Core Bond Fund. This fund seeks to outperform its benchmark and comparable actively managed funds over full market cycles. This fund invests in high quality domestic fixed income securities, including investment-grade corporate bonds, mortgage-backed and asset-backed securities and government issues.
Franklin Balance Sheet Investment Fund — Class A. This fund seeks to provide high total return, of which capital appreciation and income are components, by investing primarily in equity securities of small or relatively new or unseasoned companies that are believed to be underpriced at the time of purchase, but have the potential for significant capital growth.
International Growth/Artisan Partners Fund. This fund seeks to achieve the highest possible long-term total rate of return while controlling portfolio risk by investing in a diversified portfolio of international growth oriented companies. This fund invests primarily in publicly traded corporate equities of companies domiciled outside the United States or whose primary business activities are outside the United States.
Janus Adviser Balanced Fund. This fund seeks long-term capital growth consistent with preservation of capital and balanced by current.
Small Cap Growth/TimesSquare Fund. This fund seeks to achieve long-term capital appreciation through investments in common and preferred stocks of United States companies with market capitalization between $30 million and $3 billion. The fund focuses on growth companies with new product developments and technological breakthroughs
Oakmark Equity & Income Fund — Class I. This fund seeks high current income, preservation and growth of capital by investing primarily in U.S. equity and fixed-income securities.
Mid Cap Value/CRM Fund. This fund seeks to outperform, over the long-term, the Russell Mid Cap Value index and broader market.

Mid Cap Growth/Times Square Fund. This fund seeks to outperform the Russell Mid Cap Growth index in a risk controlled manner.
Large Cap Growth/Turner Investment Partners Fund. This fund seeks to provide capital appreciation with minimal focus on income, as well as to outperform the Russell 1000 Growth Index and comparable equity growth managers over full market cycles.
Large Cap Value/LSV Asset Management Fund. This fund seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3 and 5-year periods, or a full market cycle, whichever is longer.
Templeton Growth — Class A Fund. This fund seeks to provide long-term capital growth by investing mainly in the equity securities of companies of any nation, including emerging markets.
International Value/LSV Asset Management. This fund seeks to provide long-term capital appreciation by structuring and maintaining a well diversified portfolio of non-US stocks.
Dryden S&P 500 Index Fund. This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.
Guaranteed Income Fund. This fund provides money market-like liquidity and offers safety of principal with an attractive rate of return. This fund invests in a diversified portfolio of fixed income instruments, primarily private placement bonds, intermediate-term bonds and commercial mortgages.
Sirius Satellite Radio Inc. Common Stock. This option allows participants to invest in the common stock of Sirius Satellite Radio Inc.
Eligibility
     Participation in the Plan begins on the first day of the calendar month following the date in which an employee has; (a) attained the age of 21; (b) been classified as a Class A Employee as defined in the Plan document; and (c) completed one full month of service, as defined in the Plan document.
Contributions
     Participants may elect to contribute from 1% to 50% of their compensation, as defined, provided their contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $15,500 in 2007 and $15,000 in 2006. The Code also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $5,000 for the calendar years ended December 31, 2007 and 2006. Participants may rollover amounts from other qualified defined benefit or defined contribution plans. Rollovers for the year ended December 31, 2007 were approximately $721,000. Participants’ contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the Code.
     The Plan provides for discretionary employer matching contributions, in the form of shares of common stock of the Company, based on participant elective deferral percentages. The Company matches 50% of participants’ elective deferrals up to 6% of their compensation. The total matching contribution for the year ended December 31, 2007 was approximately $1,763,000 which was paid in the form of 541,202 shares of common stock of the Company.
     The Company may also elect to contribute to the profit sharing portion of the Plan based upon the total compensation of all employees eligible to receive an allocation. These additional contributions, referred to as profit-sharing contributions, are determined by the compensation committee of the Company’s board of directors. Employees are only eligible to share in profit-sharing contributions during any year in which they are employed on the last day of the year and have met the eligibility requirements of the Plan. For the year ended December 31, 2007, the Company contributed 5.33% of compensation to each eligible employee’s plan account, or an aggregate of approximately $4,871,000 which was paid in March 2008 in the form of 1,607,742 shares of common stock of the Company. Such amount is included in employer contributions receivable as of December 31, 2007.

Loans
     The Plan provides for loans to active participants. Participants may borrow the lesser of $50,000 or 50% of the vested portions of the participant’s account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence in which case, the loan could be up to ten years. Repayments must be substantially equal installments made not less frequently than quarterly. Some exceptions are made for unpaid leaves.
Participant Accounts
     Each participant’s account is credited with participant contributions, employer matching and profit-sharing contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.
Vesting
     Participants are immediately vested in their contributions plus earnings thereon. Vesting in employer matching and profit-sharing contributions begins one year after the participant’s service begins at a rate of 33 1/3% per year until the completion of the third year, when 100% is vested. In addition, a participant becomes fully vested in his or her employer matching and profit-sharing contributions upon his or her normal retirement date (age 65), disability or death, or if there is a partial or full termination of the Plan.
Distributions of Benefits
     Upon termination of employment due to death, disability, and retirement or upon attaining age 59 1/2, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship, as defined by the Plan document.
Forfeitures
     Non-vested employer matching contributions are forfeited upon termination of employment or a participant’s withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer matching contributions. Forfeitures for the year ended December 31, 2007 were approximately $454,000. Unallocated non-vested assets were approximately $18,000 and $2,000 as of December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, forfeitures used to reduce the Company’s contributions and administrative expenses were approximately $468,000 and $0, respectively.
Administrative Expenses
     Administrative expenses are paid through participant forfeitures or by the Company.
2. Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
     The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition
     Investments in funds are valued based on the Plan’s pro rata share of fund equity as determined by the Trustee, based on market quotes. Investments in Sirius Satellite Radio Inc. common stock are valued based on quoted market prices. Realized gains and losses from the sale of investments are computed using the participant’s cost basis in the investment aggregated at the Plan level. Net unrealized appreciation/depreciation in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.
     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. The Guaranteed Income Fund is an Insurance Company Issued Evergreen Group Annuity. Under the group annuity contact that supports this product, participants may ordinarily direct permitted withdrawal or transfer of all or a portion of their account balance at fair value, within reasonable timeframes. Fair value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Interest is credited on contract balances using the “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of these contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting by the trustee. When establishing interest crediting rates for this product, the trustee considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%. The Average Earnings Yield by the Plan and the Average Yield Credited to Participants was 3.65% as of December 31, 2007 and 2006. The Average Earnings Yield is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year fair value and then annualizing the results. As a result of current Stable Value product construction, no adjustments are required to mediate between the average earnings credit to the plan and the average earnings credited to the participants. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts. The investment contracts fair value equals the contract value, due to the nature of the investment contracts not having a fair value adjustment upon a discontinuance.
     Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. We are currently evaluating the impact of the adoption, if any, that SFAS No. 157 will have on our consolidated results of operations and financial position.
3. Tax Status
     The Plan received a determination letter from the Internal Revenue Service dated September 13, 2002, stating that the Plan, as then designed, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, is qualified and the related trust is tax exempt.

4. Plan Termination
     Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested and the Trustee, in accordance with the Plan document, will distribute the net assets of the Plan in a uniform and non-discretionary manner.
5. Investments
     The fair values of investments that individually represent 5% or more of the Plan’s net assets are as follows:

	As of December 31,
	2007	2006
	(In thousands)
Sirius Satellite Radio Inc. Common Stock — Non-participant Directed	$10,767	$8,463
Sirius Satellite Radio Inc. Common Stock — Participant Directed	2,531	2,477
Guaranteed Income Fund	2,484	2,137
Templeton Growth Account	2,171	1,811
Large Cap Value/LSV Asset management	4,926	4,579
Large Cap Growth/Turner Investment Partners	2,328	1,530
     During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in fair value as follows:

For the Year Ended
December 31, 2007
(In thousands)
Sirius Satellite Radio Inc. Common Stock	$(2,265)
Pooled Separate funds	948

Total decrease in fair value of investments	$(1,317)

6. Non-participant Directed Investments
     Non-participant directed funds invested solely in Sirius Satellite Radio Inc. common stock totaled $10,767,000 and $8,463,000 as of December 31, 2007 and 2006, respectively. The components of the change in net assets relating to non-participant directed investments are as follows:

For the Year Ended
December 31, 2007
(In thousands)
Contributions	$6,008
Net decrease in fair value of investments	(1,865)
Benefits paid to participants	(36)
Forfeitures	(333)
Administrative and other expenses	(458)
Transfers to participant-directed investments	(1,012)

Change in non-participant directed funds	$2,304

7. Risks and Uncertainties
     The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN
Schedule H, line 4a-Schedule of Delinquent Participant Contributions
December 31, 2007

Participant Contributions Transferred Late to the	Total that Constitute Nonexempt Prohibited
Plan:	Transactions:
|
$250,597	$250,597

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN
Schedule H, line 4i-Schedule of Assets (Held at End of Year)
As of December 31, 2007
(In thousands, except shares)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or	Description of Investment, Including Maturity Date, Rate of	Current
	Similar Party	Interest, Collateral, Par or Maturity Value	Value

*	Prudential Retirement	Janus Adviser Balanced Fund:	$906
	Insurance & Annuity Company	23,024 shares in participation
*	Prudential Retirement	Lifetime Income & Equity Fund:	25
	Insurance & Annuity Company	1,454 shares in participation
*	Prudential Retirement	Lifetime Growth Fund:	1,381
	Insurance & Annuity Company	75,025 shares in participation
*	Prudential Retirement	Lifetime Conservative Fund:	202
	Insurance & Annuity Company	11,377 shares in participation
*	Prudential Retirement	Lifetime Balanced Fund:	1,081
	Insurance & Annuity Company	60,259 shares in participation
*	Prudential Retirement	Lifetime Aggressive Fund:	825
	Insurance & Annuity Company	44,479 shares in participation
*	Prudential Retirement	Franklin Balance Sheet Investment -- Class A Fund:	1,462
	Insurance & Annuity Company	18,358 shares in participation
*	Prudential Retirement	Small Cap Growth/TimesSquare Fund:	987
	Insurance & Annuity Company	38,168 shares in participation
*	Prudential Retirement	International Growth/Artisan Partner Fund:	1,933
	Insurance & Annuity Company	106,428 shares in participation
*	Prudential Retirement	Core Bond Fund:	997
	Insurance & Annuity Company	62,945 shares in participation
*	Prudential Retirement	Guaranteed Income Fund:	2,484
	Insurance & Annuity Company	78,099 shares in participation
*	Prudential Retirement	Templeton Growth -- Class A Fund:	2,171
	Insurance & Annuity Company	36,253 shares in participation
*	Prudential Retirement	Oakmark Equity and Income Fund:	907
	Insurance & Annuity Company	27,150 shares in participation
*	Prudential Retirement	Mid Cap Value/CRM Fund:	295
	Insurance & Annuity Company	21,344 shares in participation
*	Prudential Retirement	Mid Cap Growth/Times Square Fund:	985
	Insurance & Annuity Company	58,368 shares in participation
*	Prudential Retirement	Large Cap Value/LSV Asset Management Fund:	4,926
	Insurance & Annuity Company	249,569 shares in participation
*	Prudential Retirement	Large Cap Growth/Turner Investment Partners Fund:	2,328
	Insurance & Annuity Company	144,647 shares in participation
*	Prudential Retirement	International Valuation/LSV Asset Management Fund:	63
	Insurance & Annuity Company	4,087 shares in participation
*	Prudential Retirement	Dryden S & P 500 Index Fund:	66
	Insurance & Annuity Company	743 shares in participation
*	Prudential Retirement Brokerage	Sirius Satellite Radio Inc. Common Stock:	13,298	**
	Services	4,388,839 shares in participation
	Participant Loans	5.00% - 9.25%	395

	Total Assets		$37,717

*	Represents a party-in-interest

**	Balance consists of participant and non-participant directed investments. The cost of these investments was $17,360,698.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN
Schedule H, line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2007
(In thousands)

						(h)
						Current
(a)						Value
Identity of	(b)		(c)	(d)	(g)	of Asset on	(i)
Party	Description of	Number of	Purchase	Selling	Cost of	Transaction	Net Gain
Involved	Asset	Transactions	Price	Price	Asset	Date	or (Loss)

Category (i) — single transaction in excess of 5% of plan assets.*

**Sirius Satellite Radio Inc. Non-participant Directed	Common Stock	1	$4,309	N/A	$4,309	$4,309	N/A

Category (iii) — series of transactions in excess of 5% of plan assets.*

**Sirius Satellite Radio Inc. Non-participant Directed	Common Stock	25	$6,008	N/A	$6,014	$6,014	N/A

*	There were no category (ii) or (iv) reportable transactions during 2007.

**	Represents a party-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN
By:	/s/ David J. Frear
David J. Frear
Executive Vice President and Chief Financial Officer of Sirius Satellite Radio Inc.